SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

SCHEDULE 13D

(Rule l3d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

 (Amendment No. 13)

Qualstar Corporation

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(Name of Issuer)

Common Stock, no par value

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(Title of Class of Securities)

74758R109

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(CUSIP Number)

Steven N. Bronson

BKF Capital Group, Inc.

BKF Asset Holdings, Inc.

3990-B Heritage Oak Court

Simi Valley, CA 93063

(805) 583-7744

with a copy to:

James A. Prestiano, Esq.

631 Commack Road, Suite 2A

Commack, New York 11725

(631) 499-6000

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2014

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(Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

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    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74758R109

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven N. Bronson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF	7.	SOLE VOTING POWER
SHARES		57,700
OWNED BY
EACH	8.	SHARED VOTING POWER
REPORTING		2,999,564
PERSON
WITH	9.	SOLE DISPOSITIVE POWER
57,700

	10.	SHARED DISPOSITIVE POWER
2,999,564

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,057,264

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

25%

14.	TYPE OF REPORTING PERSON

IN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BKF Capital Group, Inc.			Tax Id. No. 36-0767530

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,500,000
OWNED BY
EACH	8.	SHARED VOTING POWER
REPORTING		1,499,564
PERSON
WITH	9.	SOLE DISPOSITIVE POWER
1,500,000

	10.	SHARED DISPOSITIVE POWER
1,499,564

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,999,564

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

24.5%

14.	TYPE OF REPORTING PERSON

CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BKF Asset Holdings, Inc.			Tax Id. No. 36-0767530

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,499,564
OWNED BY
EACH	8.	SHARED VOTING POWER
REPORTING		0
PERSON
WITH	9.	SOLE DISPOSITIVE POWER
1,499,564

	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,499,564

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

12.2%

14.	TYPE OF REPORTING PERSON

CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109	SCHEDULE 13D

Item 1. Security and Issuer.

Except as expressly restated and amended below, the Schedule 13D as filed on behalf of Steven N. Bronson, BKF Capital Group, Inc. and BKF Asset Holdings, Inc. with respect to the shares of common stock, no par value per share (the "Common Stock") of Qualstar Corporation, a California corporation, with its principal offices located at 3990-B Heritage Oak Court Simi Valley, CA 93063 (the "Issuer" or “Qualstar”) remains in full force and effect. The Issuer  recently reported that as of November 7, 2014, the Issuer had 12,253,117 shares of Common Stock outstanding.

Item 2. Identity and Background.

     (a) This Schedule 13D Amendment No. 13 is filed on behalf of Steven N. Bronson, BKF Capital Group, Inc. ("BKF Capital") and BKF Asset Holdings, Inc. (“ BKF AH”).

     (b) Mr. Bronson’s, BKF Capital’s and BKF AH's business address is 3990-B Heritage Oak Court Simi Valley, CA 93063.

     (c) Mr. Bronson is the CEO of Qualstar. Mr. Bronson is also the Chairman, CEO and majority shareholder of BKF Capital, a publicly traded corporation. BKF AH is a wholly owned subsidiary of BKF Capital.

     (d) During the last five years Mr. Bronson, BKF Capital and BKF AH have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Bronson, BKF Capital and BKF AH, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America. BKF Capital and BKF AH are organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On November 20, 2014, BKF AH acquired, in an open market transaction, using its corporate funds, 137,830 shares of Common Stock at a purchase price of $1.20 per share. On November 24, 2014, BKF AH acquired, in an open market transaction, using its corporate funds, 100 shares of Common Stock at a purchase price of $1.24 per share. On November 25, 2014, BKF AH acquired, in an open market transaction, using its corporate funds, 500 shares of Common Stock at a purchase price of $1.24 per share. On November 26, 2014, BKF AH acquired, in an open market transaction, using its corporate funds, 900 shares of Common Stock at a purchase price of $1.24 per share.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following disclosures:

The Reporting Persons acquired the securities of the Issuer for investment purposes and may make further purchases or sales of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise. If the Reporting Persons undertake any of the above described possible actions, the Reporting Persons will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)(b) BKF Capital owns an aggregate of 2,999,564 shares of the Issuer's Common Stock, consisting of 1,500,000 shares owned directly by BKF Capital, and an additional 1,499,564 shares owned through BKF AH, representing approximately 24.5% of the total shares of Common Stock deemed outstanding. BKF AH owns 1,499,564 shares of Common Stock, representing approximately 12.2% of the total shares of Common Stock deemed outstanding. Steven N. Bronson as the Chairman and CEO of BKF Capital may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson owns an additional 57,700 shares of Common Stock. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 3,057,264 shares of the Issuer's Common Stock, representing approximately 25% of the total shares of Common Stock deemed outstanding.

(c) The following open market transactions were effected by BKF AH, during the past sixty (60) days:

Trade Date	Buy/ Sell	Number of Shares	Price Per Share
10/03/14	Buy	5,114	$1.20
10/02/13	Buy	40,000	$1.18

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2014

Steven N. Bronson

/s/ Steven N. Bronson
Steven N. Bronson

BKF Capital Group, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President

BKF Asset Holdings, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).